AB
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-065772

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dragonfly Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 S. Tryon Street, Suite 109
(No. and Street)

Charlotte	NC	28203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don W. Millen. Jr. 704-342-3491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy, Ste 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11018666

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JP
3/16

OATH OR AFFIRMATION

I, Don W. Millen, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dragonfly Capital Partners, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Don W. Millen Jr.
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] Independent Auditor's Report on Internal Accounting Control Required by Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mecklenburg **County, North Carolina**

I certify that the following person(s) personally appeared before me this day, each acknowledging to me that he or she signed the foregoing document:

Don W. Millen, Jr.

Name of Principal(s)

Date: 2-25-11

Official Signature of Notary Public

Denise Kosch **Notary Public**

Notary's printed or typed name

My commission expires: 12-05, 2012

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Dragonfly Capital Partners, LLC
Charlotte, North Carolina

We have audited the accompanying balance sheets of Dragonfly Capital Partners, LLC (a North Carolina Limited Liability Company) as of December 31, 2010 and 2009 and the related statements of operations, member equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dragonfly Capital Partners, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 10-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the audit procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 4, 2011

PCAOB #2688

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

DRAGONFLY CAPITAL PARTNERS, LLC

BALANCE SHEETS

December 31,

	2010	2009
ASSETS		
Cash and cash equivalents	$ 6,646	$ 7,006
Total assets	$ 6,646	$ 7,006
MEMBER EQUITY		
Member equity	$ 6,646	$ 7,006
Total member equity	$ 6,646	$ 7,006

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2010	2009
Fee income	$ 593,513	$ 1,254,938
Interest income	119	134
	593,632	1,255,072
Commissions	575,023	1,281,411
Licenses and permits	8,179	5,599
Rent	4,800	4,800
Utilities	1,200	1,200
Professional fees	2,600	2,615
Other operating expenses	2,190	1,216
	593,992	1,296,841
Net income (loss)	$ (360)	$ (41,769)

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CHANGES IN MEMBER EQUITY

For the years ended December 31,

	2010	2009
Balance at beginning of year	$ 7,006	$ 48,775
Net income (loss)	(360)	(41,769)
Balance at end of year	$ 6,646	$ 7,006

See notes to financial statements

DRAGONFLY CAPITAL PARTNERS, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (360)	$ (41,769)
Net cash provided by (used in) operating activities	(360)	(41,769)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(360)	(41,769)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,006	48,775
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 6,646	$ 7,006

See notes to financial statements

SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

COMPUTATION OF NET CAPITAL

December 31,

		2010	2009
COMPUTATION OF NET CAPITAL			
Total ownership equity from statement of financial condition		$ 6,646	$ 7,006
Deduct ownership equity not allowable for net capital		-	-
Total ownership equity qualified for net capital		6,646	7,006
Liabilities subordinated to claims of general creditors		-	-
Total nonallowable assets (Central Registration Depository and Prepaids)		277	292
Haircuts on Securities (15C3-1(F) - Short Term Certificate of Deposit		60	45
Net capital		$ 6,309	$ 6,669
COMPUTATION OF NET CAPITAL REQUIREMENT			
(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)		$ -	$ -
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries		5,000	5,000
Net capital requirement (greater of A or B above)		5,000	5,000
Excess net capital		1,309	1,669
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)		$ 6,309	$ 6,669
COMPUTATION OF AGGREGATE INDEBTEDNESS			
Total aggregate indebtedness (Accounts payable)		-	-
Percentage of aggregate indebtedness to net capital		0.00%	0.00%

See notes to financial statements

Dragonfly Capital Partners, LLC

CRD #125199

FYE 12/31/10

Oath/Affirmation of Truthfulness

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

The Financial Statements and computations of Net Capital for the period ending December 31, 2010 included herein are prepared according to General Accepted Accounting Procedures ("GAAP") and are true and correct.

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/10

SEC Rule 17a-5(d)(4) – Reconciliation Statement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

No material differences exist between the DFCP's audited Net Capital computation under SEC Rule15c3-1 and its Focus IIA quarterly filing under 17a-5(a).

Don W. Millen, Jr.
President

Dragonfly Capital Partners, LLC
CRD #125199
FYE 12/31/10

SEC Rule 15c3-3 Reserve Requirement

Dragonfly Capital Partners, LLC ("DFCP") is a $5,000 net capital member broker/dealer under SEC Rule 15c3-1(a)(2)(vi).

DFCP does not hold customer funds or safe keep customer securities and operates pursuant to SEC Rule 15c3-3(k)(2)(i).

DFCP is thus exempt from the reserve requirements under SEC Rule 15c3-3.

Don W. Millen, Jr.
President

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Dragonfly Capital Partners, LLC

CRD #125199
SEC 8-65772
FYE 12/31/10

SEC Rule Section 240.17a-5(j) – Accountant's Report on Material Inadequacies

Under SEC Rule 17a-5(j) and 17a-5(g), no material inadequacies were found to exist at Dragonfly Capital Partners, LLC ("DFCP") as the result of our audit for the year ended December 31, 2010.

As stated in our Independent Auditor's Report, the financial statements of DFCP including the computation of aggregate indebtedness and net capital under 17a-3(a)(11) were presented in accordance with generally accepted accounting principles.
SEC Rule 17a-5(g)(1)(i).

No securities were held by DFCP at December 31, 2010 and DFCP was in compliance with SEC Rule 17a-5(g)(1)(ii), (iii) and (iv)

This note shall serve as a supplemental report to the December 31, 2010 audit report of DFCP.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 4, 2011

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Dragonfly Capital Partners, LLC

CRD #125199
FYE 12/31/10

SEC Rule 17a-5(e)(4) – Schedule of Assessments and Payments
to the Securities Investor Protection Corporation (SIPC)

To the Board of Directors of Dragonfly Capital Partners, LLC
1310 S. Tryon St., Suite 109
Charlotte, NC 28203

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Dragonfly Capital Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Dragonfly Capital Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Dragonfly Capital Partners, LLC's management is responsible for the Dragonfly Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704.369.7200 • fax 704.362.0411 • www.vfgcpa.com

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences [*if applicable*].

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

This note shall serve as a supplemental report to the 12/31/10 audit report of DFCP.

Vanier Flowhouse of Hayes PLLC

Charlotte, North Carolina
February 4, 2011

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

To the Members of
Dragonfly Capital Partners, LLC
1310 S. Tryon Street, Suite 109
Charlotte, North Carolina 28203

In planning and performing our audit of the financial statements of Dragonfly Capital Partners, LLC for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered Dragonfly Capital Partners, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses. Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5, thereunder, we did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified the following deficiencies in internal control that we consider to be significant deficiencies.

Management Override of Controls

Due to the nature of the business, the office is small and there is limited segregation of duties. Also, although access to the accounting software package is password protected and limited to only a few in the organization, the possibility exists for management to override transactions or dates of transactions without evidence of an audit trail. During the audit, we did not identify any situations where this occurred and management secures access to data to the extent possible.

This communication is intended solely for the information and use of management and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties. If further information is required regarding this matter, please contact us as needed.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 4, 2011

FINANCIAL STATEMENTS
WITH SUPPLEMENTAL INFORMATION

DRAGONFLY CAPITAL PARTNERS, LLC

DECEMBER 31, 2010

DRAGONFLY CAPITAL PARTNERS, LLC

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